Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES SIGNING AN AMENDMENT TO THE REFINANCING OF THE RADISSON BLU HOTEL IN BUCHAREST

Tel Aviv, Israel, March 10, 2016, Elbit Imaging Ltd. ("Company") (TASE, NASDAQ: EMITF) announced today further to its announcement dated October 28, 2015, that its approximately 98% holding subsidiary, Bucuresti Turism S.A. ("BUTU"), as borrower, Raiffeisen Bank International A.G and Raiffeisen Bank S.A., leading international European banks, as lenders (the "Lenders") and the Company as guarantor have amended and restated the existing facility agreement signed between, among others, BUTU, as borrower, Raiffeisen Bank International A.G, as lender and the Company on 16 September 2011 (the “Existing Facility Agreement”), through an amended and restated facility agreement (the "Amended and Restated Facility Agreement").

According to the Amended and Restated Facility Agreement, the Lenders shall increase the loan to BUTU outstanding under the Existing Facility Agreement up to Euro 97 million (the "New Facility Amount"). The New Facility Amount shall be drawn down in two tranches, with tranche A in the amount of up Euro to 85 million, which BUTU shall be able to utilize until March 31, 2016, and tranche C in the amount of up to Euro 12 million, which BUTU shall be able to utilize starting with September 30, 2016 until June 30, 2017. The utilization of both tranches is subject to the satisfaction of certain conditions precedent as stipulated in the Amended and Restated Facility Agreement.

The proceeds of the New Facility Amount shall be used, inter alia, to refinance certain outstanding loans under the Existing Facility Agreement. The surplus of the New Facility Amount will be used for the repayment of all existing shareholder loans granted to BUTU by Elbit Group.

The principal of the New Facility Amount will be repayable in quarterly instalments and a balloon repayment at 31 December 2020. The New Facility Amount will bear an annual interest of Euribor plus margin of 3.75%, which will be hedged by BUTU in accordance with the provision of the Amended and Restated Facility Agreement.

The New Facility Amount is secured by first rank real estate mortgage on the hotel complex owned by BUTU, security interest over the shares of BUTU and certain other securities stipulated in the Amended and Restated Facility Agreement. In addition, the Company has provided a corporate guarantee to secure the New Facility Amount, whereby the Company guarantees all of BUTU’s payment obligations under the Finance Documents (except for the balloon repayment at 31 December 2020).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotels - hotels operation and management. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2014, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact

Ron Hadassi

Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com